[Missing Graphic Reference]	FIRST NATIONAL	Tel. (570) 346-7667
Fax (570) 348-6454
	COMMUNITY BANCORP, INC.	http://www.fncb.com
E-mail fncb@fncb.com
and Subsidiary, FIRST NATIONAL COMMUNITY BANK

June 15, 2010

Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           First National Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 333-24121

Dear Ms. Ebbertt:

Regarding the comment letter dated June 8, 2010 concerning the above referenced filings for First National Community Bancorp, Inc. (the “Company”), I hereby inform you that the Company currently intends to respond to your comment letter by June 30, 2010.

If you have any questions, please contact either Erik Gerhard at (717) 731-1700 or the undersigned at (570) 348-6446.

Sincerely,

/s/ Linda A. D’Amario

Linda A. D’Amario
Interim Principal Financial Officer